Exhibit 99.1
Envoy Capital Group Inc.
Second Quarter Report 2009

Dear Shareholders
During the three months from January 1, 2009 through March 31, 2009, we continued to experience recessionary economic conditions and volatile stock markets, despite the announcement of large scale government intervention programs to try and stabilize the financial institutions and stimulate economic activity. Stock markets rebounded towards the end of the period. However, there is considerable uncertainty surrounding the rate and timing of an economic recovery.
For the three months ended March 31, 2009, Envoy incurred a net loss of ($1.2) million or ($0.14) per share compared with a loss of ($1.0) million or ($0.10) per share for the same period last year. For the six month period ended March 31, 2009, the loss was ($2.3) million or ($0.27) per share compared with ($0.6) million or ($0.07) per share last year. The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.6 million for the current year and 9.4 million shares last year.
The Merchant Banking Division incurred a loss of ($397,000) during the second quarter of this year compared to a loss of ($904,000) during the same quarter last year. The loss in the Merchant Banking Division is directly attributable to the continued decline and volatility of global equity markets. Despite incurring a loss in this quarter, Envoy’s investments performed significantly better than the major North American stock markets. From December 31, 2008 to March 31, 2009, the S&P 500 declined (11.9%), the DJIA declined (13.3%) and the TSX declined (3.0%). During the same three month period, Envoy’s investment portfolio declined by only (0.2%). The superior performance of Envoy’s investments reflects the conservative nature of our investment philosophy during the turbulent market conditions that have existed over the past twelve months.
The Consumer and Retail Branding Division, Watt International Inc., incurred a loss of ($465,000) in the second quarter of this year, compared with a profit of $496,000 during the same period last year. The recessionary market conditions have negatively impacted some of Watt’s major retail clients, such that projects have been deferred, scaled back or cancelled. All of Watt’s geographic markets have been impacted, in particular the Middle East and Asian markets. As a result, revenue earned during the second quarter decreased from $3.8 million last year to $3.0 million this year. This revenue reduction, as well as non-recurring operating expenses relating to severance payments, resulted in the loss during the period.
Since March 31, 2009 we have seen a significant improvement in the major North American stock markets, particularly in the financial services, technology and certain commodity/energy sub-sectors. Although the recovery in the stock markets is encouraging, there are still major obstacles to overcome before the world’s major economies stabilize and eventually recover from the current recessionary environment. In the intervening months we expect to see continued volatility in the stock markets, tight credit policies and conservative spending by the consumers and businesses.
Thank you for your continued support.

Envoy Capital Group Inc.
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Envoy Capital Group Inc.
Consolidated Balance Sheets
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		March 31	September 30
As at:		2009	2008

Assets

Current
Cash		$1,565,402	$4,576,771
Investments held for trading	note 3	19,206,385	14,453,468
Accounts receivable		6,298,955	8,387,477
Future income taxes		650,791	650,791
Prepaid expenses		475,099	388,736
Loans receivable	note 4	—	365,625

		28,196,632	28,822,868

Investments	note 3	220,330	224,250
Real estate	note 5	1,557,314	1,539,592
Property, plant and equipment		821,121	1,150,465
Goodwill		4,407,434	4,407,434
Future income taxes		337,435	337,435

		$35,540,266	$36,482,044

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities		$2,870,514	$3,521,264
Derivatives held for trading	note 8	1,435,653	—
Deferred revenue		1,376,591	731,860
Loan payable	note 9	24,492	69,599

		5,707,250	4,322,723

Minority interest	note 10	14,016	—

Shareholders’ equity
Share capital	note 11	9,340,990	9,370,741
Contributed surplus		22,415,875	22,445,601
Warrants		6,542,456	6,542,456
Stock based compensation		864,533	864,533
Deficit		(9,344,854)	(7,064,010)

		29,819,000	32,159,321

		$35,540,266	$36,482,044

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		March 31	March 31
For the six months ended:		2009	2008

Net revenue from consumer branding business		$6,996,499	$7,533,159
Net investment (losses) gains	note 3	(476,542)	69,268
Interest and dividend income	note 3	208,155	437,057

		6,728,112	8,039,484

Operating expenses:
Salaries and benefits		6,838,372	6,407,487
General and administrative		1,414,888	1,559,790
Occupancy costs		390,235	320,431

		8,643,495	8,287,708

Depreciation		351,232	368,446

Interest expense and financing costs		17,259	30,041

		9,011,986	8,686,195

Loss before income taxes and minority interest		(2,283,874)	(646,711)

Income tax recovery		—	(25,780)

Loss before minority interest		(2,283,874)	(620,931)

Minority interest		(3,030)	—

Net loss		$(2,280,844)	$(620,931)

Loss per share
Basic		$(0.27)	$(0.07)
Diluted		$(0.27)	$(0.07)

Weighted average number of common shares outstanding — basic		8,558,556	9,460,135
Weighted average number of common shares outstanding — fully diluted		8,558,556	9,460,135

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Comprehensive Income (Loss)
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the six months ended:	2009	2008

Net loss	$(2,280,844)	$(620,931)

Other comprehensive income:
Gain on foreign currency translation	—	7,869

Comprehensive loss	$(2,280,844)	$(613,062)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the six months ended:	2009	2008

(Deficit) retained earnings, beginning of period	$(7,064,010)	$3,094,135

Net loss	(2,280,844)	(620,931)

(Deficit) retained earnings, end of period	$(9,344,854)	$2,473,204

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the six months ended:	2009	2008

Cash flows from operating activities:

Net loss	$(2,280,844)	$(620,931)

Items not involving cash:
Depreciation	351,232	368,446
Minority interest	14,016	—
Change in fair value of held for trading investments	470,128	11,906

Net change in non-cash working capital balances:
Accounts receivable	2,088,522	(1,492,200)
Prepaid expenses	(86,363)	(275,672)
Investments held for trading	(5,229,459)	1,344,715
Accounts payable and accrued liabilities	(650,750)	(655,389)
Derivatives held for trading	1,435,653	—
Deferred revenue	644,731	209,796
Cash held in escrow	—	2,803,549

Net cash provided by (used in) operating activities	(3,243,134)	1,694,220

Cash flows from financing activities:
Operating line of credit	—	(1,215,000)
Long-term debt repayments	(45,107)	(43,556)
Issuance of common shares	—	16,666
Share buy back under normal course issuer bid	(59,477)	(1,283,760)

Net cash provided by (used in) financing activities	(104,584)	(2,525,650)

Cash flows from investing activities:
Loans receivable	365,625	246,873
Purchase of capital assets	(21,888)	(159,507)
Investment in real estate	(17,722)	—
Investments	3,920	(12,661)

Net cash provided by (used in) investing activities	329,935	74,705

Change in cash balance due to foreign exchange	6,414	7,869

Net change in cash	(3,011,369)	(748,856)

Cash, beginning of period	4,576,771	759,475

Cash, end of period	$1,565,402	$10,619

Supplemental cash flow information:
Interest paid	$17,259	$30,041
Income taxes (received) paid	—	(25,780)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

		March 31	March 31
For the three months ended:		2009	2008

Net revenue from consumer branding business		$3,054,725	$3,864,230
Net investment losses	note 3	(125,614)	(664,884)
Interest and dividend income	note 3	70,435	149,248

		2,999,546	3,348,594

Operating expenses:
Salaries and benefits		3,372,752	3,190,963
General and administrative		524,526	772,470
Occupancy costs		170,302	163,324

		4,067,580	4,126,757
Depreciation		163,757	180,900

Interest expense and financing costs		12,764	20,078

		4,244,101	4,327,735

Loss before income taxes and minority interest		(1,244,555)	(979,141)

Income tax expense		—	—

Loss before minority interest		(1,244,555)	(979,141)

Minority interest		(1,542)	—

Net loss		$(1,243,013)	$(979,141)

Loss per share
Basic		$(0.15)	$(0.10)
Diluted		$(0.15)	$(0.10)

Weighted average number of common shares outstanding — basic		8,558,377	9,415,316
Weighted average number of common shares outstanding — fully diluted		8,558,377	9,415,316

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Comprehensive Income (Loss)
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the three months ended:	2009	2008

Net loss	$(1,243,013)	$(979,141)

Other comprehensive income:
Gain on foreign currency translation	—	6,341

Comprehensive loss	$(1,243,013)	$(972,800)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the three months ended:	2009	2008

(Deficit) retained earnings, beginning of period	$(8,101,841)	$3,452,345

Net loss	(1,243,013)	(979,141)

(Deficit) retained earnings, end of period	$(9,344,854)	$2,473,204

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

	March 31	March 31
For the three months ended:	2009	2008

Cash flows from operating activities:

Net loss	$(1,243,013)	$(979,141)

Items not involving cash:
Depreciation	163,757	180,900
Minority interest	(1,542)	—
Change in fair value of held for trading investments	120,791	7,247

Net change in non-cash working capital balances:
Accounts receivable	729,999	(923,418)
Prepaid expenses and deferred charges	50,639	(291,120)
Investments held for trading	580,309	(264,118)
Accounts payable and accrued liabilities	(936,475)	(923,347)
Derivatives held for trading	648,222	—
Deferred revenue	771,630	56,280
Cash held in escrow	—	2,831,245

Net cash provided by (used in) operating activities	884,317	(305,472)

Cash flows from financing activities:
Operating line of credit	(265,000)	(550,000)
Long-term debt repayments	(22,651)	(21,873)
Share buy back under normal course issuer bid	—	(710,817)

Net cash provided by (used in) financing activities	(287,651)	(1,282,690)

Cash flows from investing activities:
Loans receivable	243,750	123,436
Purchase of capital assets	(8,996)	(117,303)
Investment in real estate	(17,722)	—
Investments	3,920	(7,687)

Net cash provided by (used in) investing activities	220,952	(1,554)

Change in cash balance due to foreign exchange	4,823	6,341

Net change in cash	822,441	(1,583,375)

Cash, beginning of period	742,961	1,593,994

Cash, end of period	$1,565,402	$10,619

Supplemental cash flow information:
Interest paid	$12,764	$10,373
Income taxes paid	—	—

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc.
Consolidated Statement of Shareholders Equity
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

						Total
		Contributed		Stock based	Retained	shareholders’
	Share capital	surplus	Warrants	compensation	earnings	equity

Balance, October 1, 2008	$9,370,741	$22,445,601	$6,542,456	$864,533	$(7,064,010)	$32,159,321

Share repurchases pursuant to normal course issuer bid	(29,751)	(29,726)				(59,477)

Net loss for the period					(2,280,844)	(2,280,844)

Balance, March 31, 2009	$9,340,990	$22,415,875	$6,542,456	$864,533	$(9,344,854)	$29,819,000

The accompanying notes are an integral part of these statements

1.	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2008.

In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2009.

2.	Significant accounting policies

Accounting policies followed in the preparation of the March 31, 2009 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the following:

Effective October 1, 2008, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The Company has determined that the impact of these standards on its consolidated financial statements is immaterial.

Pursuant to the Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — Recognition and Measurement, derivative liabilities have been classified as held-for-trading and measured at fair value at the balance sheet date. Fair value is based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet date.

3.	Investments

	March 31	September 30
	2009	2008

Investments held for trading

Cash equivalents	$12,123,737	$2,700,000

Publicly-traded investments
Fixed income	—	99,434
Equities	6,261,921	7,051,786
Derivatives	820,727	—
Discount securities	—	4,602,248

	7,082,648	11,753,468

Total investments held for trading	$19,206,385	$14,453,468

3.	Investments (continued)

	March 31	September 30
	2009	2008

Investments

Investment in Capital Pool Company	$196,080	$200,000
Available for sale investments in private equity	24,250	24,250

Total investments	$220,330	$224,250

As at March 31, 2009 the portfolio of investments held for trading was invested in marketable securities, including common shares. The specific investments within the portfolio will vary depending on market conditions.

At March 31, 2009, cash equivalents consisted of interest-bearing term deposits maturing within 30 days. Derivative investments consisted of market index put options expiring in December, 2009.

In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During fiscal 2007, the Company invested $200,000 in Sereno and at March 31, 2009 Envoy owned an approximate 28% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method. Accordingly, the Company has recognized a loss of ($3,920) on its investment, representing its share of Sereno’s operating losses to date. Sereno is currently in the process of evaluating opportunities and has not yet completed a qualifying transaction.
4.	Loans receivable

Effective June 30, 2005, the Company completed the sale of its John Street, Inc. subsidiary and related assets to the management of John Street. The Company financed a portion of the sale through loans receivable, secured by a general security agreement and collateralized by the underlying shares. All loans were paid in full on February 28, 2009.

	March 31	September 30
	2009	2008

Loan receivable, 8.0% per annum, due June 30, 2009, repayable in monthly instalments of $28,125, plus interest	$—	$253,125

Loan receivable, 8.0% per annum, due June 30, 2009, repayable in monthly instalments of $12,500, plus interest	—	112,500

	$—	$365,625

5.	Real estate

The Company currently owns two investment properties on Queen St. in Toronto, which it plans to develop for resale. The properties have been valued at cost, representing the cost of acquisition plus related development costs.

6.	Related party transactions

During the first quarter of fiscal 2009, one of the Company’s directors charged the Company $7,500 for legal services. In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M. (“ECGM”). As part of the local requirements of incorporation, each of the two directors of ECGM, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost 5,000 Euros (see note 10 minority interest).

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

7.	Bank indebtedness

The Company has access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bear interest at the bank prime rate. Drawings under the credit facility are secured by the Company’s investment portfolio. There were no borrowings under the facility at March 31, 2009. The credit facility has no set maturity date.

8.	Derivatives held for trading

During the first six months of fiscal 2009, the Company established an investment position in derivative instruments by writing a number of put options on large cap U.S. publicly-traded companies. The put options have an expiry date of January 2010 and an underlying share purchase price of approximately USD $5,485,000.

The put option contracts are publicly traded and transacted on the Chicago Board Options Exchange. The options have been recorded at their fair value at March 31, 2009. Changes in fair value of the options have been recorded in investment income for the period.

9.	Loan payable

	March 31	September 30
	2009	2008

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in blended monthly instalments of $7,666.	$24,492	$69,599

10.	Minority interest

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“ECGM”). The mandate for ECGM is mainly to attract new investment opportunities and promote the services of the Company in the European market.

As part of the requirements of incorporation, a small interest in the Company is owned by two directors of ECGM who are residents of Monaco. The ownership of 0.2% has been reflected in the financial statements as minority interest

11.	Share capital

Authorized: Unlimited common shares without par value

Issued:

	Six months ended		Fiscal year ended
	March 31, 2009		September 30, 2008
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	8,585,636	$9,370,741	9,637,233	$10,516,344

Common shares issued (cancelled) pursuant to:

Stock options exercised	—	—	13,333	16,666

Repurchase of shares under normal course issuer bid	(27,259)	(29,751)	(1,064,930)	(1,162,269)

Balance, end of period	8,558,377	$9,340,990	8,585,636	$9,370,741

Pursuant to the normal course issuer bid which began on February 7, 2008 and ends on February 6, 2009, the Company is authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2009, under this normal course issuer bid, the Company has repurchased and cancelled 27,259 common shares for cash consideration of $59,477, including related costs.

11.	Share capital (continued)

During fiscal 2008, the Company repurchased and cancelled 1,064,930 common shares for cash consideration of $2,932,720. The Company repurchased 188,309 shares for cash consideration of $572,942 pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008. In addition, the Company repurchased 876,621 shares for cash consideration of $2,359,778 pursuant to the terms of the normal course issuer bid which began on February 7, 2008 and ends on February 6, 2009.

12.	Management of capital

The Company includes the following in its definition of capital:

	March 31	September 30
	2009	2008

Long-term debt	$24,492	$69,599
Shareholders’ equity comprised of
Share capital	9,340,990	9,370,741
Contributed surplus	22,415,875	22,445,601
Warrants	6,542,456	6,542,456
Stock based compensation	864,533	864,533
(Deficit) Retained earnings	(9,344,854)	(7,064,010)

	$29,843,492	$32,228,920

The Company’s objectives when managing capital are:
(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:
(a)	realizing proceeds from the disposition of its investments;

(b)	utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);

(c)	raising capital through equity financings; and (d) purchasing the Company’s own shares for cancellation pursuant to its normal course issuer bid.

12.	Management of capital (continued)

The Company is not subject to any capital requirements imposed by a regulator. There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities as at March 31, 2009.

13.	Financial instruments

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.
(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created. Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments, including derivatives, will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. Derivative instruments will obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

13. Financial instruments (continued)
The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.
The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended March 31, 2009 from a change in the closing price of the Company’s investments with all other variables held constant as at March 31, 2009:

	Change in net after-tax	Change in net after-tax
Percentage change in	income (loss) from %	income (loss) from %
closing price	increase in closing price	decrease in closing price

2%	$112,940	$(112,940)
4%	225,880	(225,880)
6%	338,820	(338,820)
8%	451,760	(451,760)
10%	564,700	(564,700)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe, the Middle East and the United States. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks. The net liability of approximately $595,000 arising from these contracts has been included in accounts payable and accrued liabilities. The gains and losses from these contracts have been included in investment income for the period.

The following assets and liabilities were denominated in foreign currencies at March 31, 2009:

	March 31	September 30
	2009	2008

Denominated in U.S. dollars
Cash	$(1,201,176)	$951,929
Investments held for trading	6,236,301	1,486,504
Accounts receivable	1,037,203	2,052,966
Accounts payable	(327,295)	(136,945)
Derivatives held for trading	(1,435,653)	—
Deferred revenue	(59,210)	—

Net assets denominated in U.S. dollars	$4,250,170	$4,354,454

13. Financial instruments (continued)

	March 31	September 30
	2009	2008

Denominated in U.A.E dirham
Cash	$(129,043)	$41,338
Accounts receivable	2,024,612	2,723,905
Accounts payable	(828,086)	(872,975)

Net assets denominated in U.A.E dirham	$1,067,483	$1,892,268

Denominated in British pounds
Accounts receivable	$24,394	$143,254
Accounts payable	(6,668)	(104,493)

Net assets denominated in British pounds	$17,726	$38,761

Denominated in Euro dollars
Cash	$169,754	$—
Investments held for trading	7,193,238	—
Accounts payable	(538,500)	(83,600)

Net assets denominated in Euro dollars	$6,824,492	$(83,600)

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended March 31, 2009 from a change in all foreign currencies (U.S. dollars, U.A.E. dirham, British pounds and Euro dollars) with all other variables held constant as at March 31, 2009:

	Change in net after-tax	Change in net after-tax
Percentage change in	income (loss) from %	income (loss) from %
foreign currencies	increase in foreign currency	decrease in foreign currency

2%	$39,563	$(39,563)
4%	79,126	(79,126)
6%	118,689	(118,689)
8%	158,252	(158,252)
10%	197,814	(197,814)

13. Financial instruments (continued)
(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.

At March 31, 2009, the composition of trade receivables was as follows:

	March 31	September 30
	2009	2008

Current	$1,553,771	$2,580,171
Past due 1-30	434,924	1,338,149
Past due 31-90	474,016	1,747,837
More than 90 days past due	984,749	533,569

Total trade receivables	$3,447,460	$6,199,726

Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company may also be exposed, in the normal course of business, to credit risk from advances to investee companies.

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Company. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. All of the Company’s interest-bearing investments are at fixed rates, hence there is no exposure to interest rate fluctuations while investments are held. The Company has a credit facility which bears interest at the bank prime rate and can be repaid by the Company at any time, without notice or penalty. It is management’s opinion that the Company is not exposed to significant interest rate risk.

14. Segmented information
Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a)	Six months operating results

				For the six months ended March 31, 2009

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$6,996,499	$(268,387)	$—	$6,728,112

Operating expenses:
Salaries and benefits	5,580,316	810,531	447,525	6,838,372
General and administrative	934,899	(72,134)	552,123	1,414,888
Occupancy costs	433,516	103,431	(146,712)	390,235

Depreciation	185,555	2,240	163,437	351,232

Interest expense	—	10,459	6,800	17,259

Loss before income taxes and minority interest	(137,787)	(1,122,914)	(1,023,173)	(2,283,874)

Income tax expense				—

Loss before minority interest				(2,283,874)

Minority interest				(3,030)

Net loss				$(2,280,844)

14. Segmented information (continued)

				For the six months ended March 31, 2008

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$7,533,159	$506,325	$—	$8,039,484

Operating expenses:
Salaries and benefits	5,120,597	619,764	667,125	6,407,486
General and administrative	790,382	223,359	546,049	1,559,790
Occupancy costs	442,181	37,595	(159,345)	320,431

Depreciation	190,057	7,982	170,407	368,446

Interest expense	8,533	—	21,508	30,041

Earnings (loss) before income taxes	981,408	(382,375)	(1,245,744)	(646,711)

Income tax recovery				(25,780)

Net loss				$(620,931)

14. Segmented information (continued)
     (b) Three months operating results

				For the three months ended March 31, 2009

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$3,054,725	$ (55,179)	$—	$2,999,546

Operating expenses:
Salaries and benefits	2,755,065	473,328	144,359	3,372,752
General and administrative	465,119	(169,494)	228,901	524,526
Occupancy costs	218,386	27,153	(75,237)	170,302

Depreciation	80,944	695	82,118	163,757

Interest expense	—	10,459	2,305	12,764

Loss before income taxes and minority interest	(464,789)	(397,320)	(382,446)	(1,244,555)

Income tax expense				—

Loss before minority interest				(1,244,555)

Minority interest				(1,542)

Net loss				$(1,243,013)

14. Segmented information (continued)

				For the three months ended March 31, 2008

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

Net revenue	$3,864,230	$ (515,636)	$—	$3,348,594

Operating expenses:
Salaries and benefits	2,628,660	247,256	315,047	3,190,963
General and administrative	409,180	118,408	244,882	772,470
Occupancy costs	224,929	18,797	(80,402)	163,324

Depreciation	92,192	3,966	84,742	180,900

Interest expense	13,532	—	6,546	20,078

Earnings (loss) before income taxes	495,737	(904,062)	(570,815)	(979,141)

Income tax expense				—

Net loss				$(979,141)

(c)	Summary of total assets

	Consumer and	Merchant
	Retail Branding	Banking	Corporate	Total

March 31, 2009	$12,322,476	$22,843,606	$374,184	$35,540,266

September 30, 2008	$14,252,978	$21,476,157	$752,909	$36,482,044

Envoy Capital Group Inc.
Management Discussion and Analysis
Second Quarter of Fiscal 2009
May 14, 2009
This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy,”, “the Company”, “we” or “us”) for the three and six month periods ended March 31, 2009 compared to the three and six month periods ended March 31, 2008.
The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended March 31, 2009, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2008.
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in Note 22 to the September 30, 2008 year end audited financial statements.
The discussion, analysis and financial review are presented in the following sections:
1.	Executive Summary

2.	Results of Operations

3.	Summary of Quarterly Results

4.	Commitments and Contractual Obligations

5.	Liquidity and Capital Resources

6.	Related Party Transactions

7.	Critical Accounting Policies

8.	Risks and Uncertainties

9.	Evaluation of Disclosure Controls and Procedures

10.	Updated Share Information

11.	Other Information

12.	Forward Looking Statements
1. EXECUTIVE SUMMARY
Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.
Corporate Overview
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital

Group Inc. and removing the maximum number of common shares that the Company is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.
On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“ECGM”). The mandate for ECGM is mainly to attract new investment opportunities and promote the services of the Company in the European market.
On April 27, 2009, the Company announced that the Toronto Stock Exchange had accepted its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 682,723 common shares over the next twelve month period. Purchases were approved to commence on May 1, 2009 and to conclude on the earlier of the date on which purchases under the bid have been completed and April 30, 2010. To date, no shares have been purchased under this issuer bid.
On February 6, 2008, the Company initiated a normal course issuer bid whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the ensuing twelve month period. As of October, 2008, the Company had repurchased and cancelled all 903,880 common shares for cash consideration of $2,419,396, an average of $2.59 per share.
On February 7, 2007, the Company commenced a normal course issuer bid under which it was authorized to purchase an aggregate of 1,001,818 common shares over the next twelve month period. During the reporting year ending September 30, 2007 Envoy repurchased and cancelled 813,466 common shares for cash consideration of $2.8 million. The average price of the shares repurchased during this period was $3.47 per share. In fiscal 2008, the Company completed the purchases under this normal course issuer bid, repurchasing and cancelling 188,309 shares for cash consideration of $572,942, or an average price of $3.04 per share.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007, the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
Based on the 2008 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company (“PFIC”) under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2008, and may be a PFIC for subsequent fiscal years.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or “mark-to-market” elections. U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
Consumer and Retail Branding Overview
The operations of the Branding segment are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”). Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market. Watt’s business model is that of a strategically driven agency which is well positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.
Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis. Salaries and benefits tend to fluctuate in conjunction with revenues. To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow. Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.
Merchant Banking Overview
Envoy’s merchant banking business model is to focus on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.
The Merchant Banking investments currently consist of a blend of large cap public company holdings and derivative instruments, direct investments in growth stage public companies, as well as interest-bearing term deposits. The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses. Occupancy costs represent the costs of leasing and maintaining company premises.
2. RESULTS OF OPERATIONS
Three Months Ended March 31, 2009 Compared To Three Months Ended March 31, 2008
On a consolidated basis, the net loss for the second quarter of fiscal 2009 was ($1.2) million compared with a net loss of ($1.0) million for the second quarter of fiscal 2008.

On a fully diluted per share basis the net loss for this year’s second quarter was ($0.15) per share compared to net loss of ($0.10) per share last year.
Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended March 31
	(in millions)
	2009	% of total	2008	% of total
By type of service:
Consumer and retail branding	$3.1	100%	$3.9	100%

	2009	% of total	2008	% of total
By customer location:
USA and South America	$1.5	48%	$1.7	42%
Canada	1.2	39%	1.3	33%
Middle East and Asia	0.4	13%	0.9	25%

	$3.1	100%	$3.9	100%

Net revenue for the three months ended March 31, 2009 was $3.1 million, compared to $3.9 million for the three months ended March 31, 2008, a decrease of $0.8 million or 20%. The decrease in net revenue from last year to this year was a result of a decline in customer spending across all geographic regions, particularly the Middle East and Asia region.
Net revenue from more established regions such as the U.S. and South America, as well as Canada, experienced decreases of approximately $0.2 million and $0.1 million,

respectively, for the second quarter of fiscal 2009 as compared to the same period last year. Net revenue from developing regions such as the Middle East and Asia, decreased more significantly, with a reduction of approximately $0.5 million in the second quarter of 2009 compared to the same quarter of 2008.
Revenues in North and South America tend to be derived from services for customers which appear to be less affected by the economic slowdown, such as major food retailers, drug stores and discount retailers. In some cases, customers have scaled back or delayed their branding plans but continue to work with the Company on repackaging their existing offerings. Revenues in the Middle East and Asia region appear to have been the most affected by the slowing economy as larger scale development projects have been put on hold or delayed indefinitely. In response, the Company is targeting more traditional retail business in the region.
Operating expenses, excluding depreciation, for the second quarter of 2009 were $3.4 million, compared with $3.3 million for the second quarter of fiscal 2008, primarily as a result of increased labour costs. Expressed as a percentage of revenue, operating expenses for the second quarter of fiscal 2009 were 112.5%, compared to 84.7% for the same quarter last year.
Salaries and benefits expenses for the current quarter were $2.8 million compared to $2.6 million for the second quarter last year, an increase of $0.2 million. Most of the increase is related to severance costs as a result of scaling back staff to match expected work levels. Salaries and benefits expense as a percent of net revenue was 90.2% for this year’s second quarter compared to 68.0% for the same period last year. Fluctuations in revenue levels can cause labour ratios to be less than optimal for periods of time. Management is sensitive to these costs and is working to bring labour costs in line with revenue expectations.
General and administrative expenses were $0.5 million in the second quarter of fiscal 2009 compared to $0.4 million for the same period last year. Cost increases relate to a combination of additional marketing, business development and client retention initiatives, as well as an increased provision for doubtful accounts.
Occupancy costs for both the current quarter and the same period last year were $0.2 million. Occupancy costs as a percent of net revenue were 7.1% this year compared to 5.8% last year.
Depreciation expense for the three months ended March 31, 2009 and three months ended March 31, 2008 was $0.1 million.
Interest expense was nil for the three months ended March 31, 2009 and negligible for the same period last year.

Merchant Banking Segment
Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.
Net investment losses for the Merchant Banking segment were ($0.1) million for the three month period ended March 31, 2009, compared to net investment losses of ($0.5) million for the same period last year. Envoy entered fiscal 2009 with a substantial portion of its investment capital in the form of cash or cash equivalents. As a result, the Company was able to minimize the impact of a most turbulent period for the capital markets. During the first quarter of fiscal 2009, the focus of the merchant banking segment was to preserve capital and assess potential opportunities that may arise once the market showed signs of stabilizing. Beginning in the second quarter, management began to selectively redeploy capital as credit markets eased and fear in the market subsided. Despite a turbulent second quarter, losses in the period were minimal, amounting to less than (0.25%) of investment assets. Comparatively, the major indexes sustained losses in the quarter of approximately (13.3%) for the Dow Jones Industrial Average, (11.6%) for the S&P 500 Index and (3.0%) for the TSX Composite.
Envoy invested additional funds in stock option derivatives during the second quarter. Premium ratios on put options continue to be attractive and the Company anticipates the funds received from writing put options on a number of large cap U.S. stocks will augment the returns on the portfolio as well as being an effective way to deploy capital on a re-entry into the market.
Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
Operating expenses, excluding depreciation, were $0.3 million for the current quarter, compared to $0.4 million for the same period last year. Much of the operating expenses are fixed in nature, thus profitability is typically a function of revenue generated.
Salaries and benefits expenses for the current quarter were $0.5 million, compared to $0.2 million for the second quarter last year. Salary allocations between the merchant banking and corporate segments were adjusted in the second quarter as a result of a realignment of management responsibilities. The increase in merchant banking salaries were offset by a similar reduction in corporate expenses.
General and administrative expenses were negative ($0.2) million in the second quarter of fiscal 2009 due to gains on currency exposure. Excluding these gains, general and administrative expenses were comparable to the same period last year at approximately $0.1 million.
Occupancy costs and depreciation expense were minimal for both the current quarter and the same period last year.

Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Costs incurred by the corporate component during the quarter totaled approximately $0.4 million, compared to $0.6 million for the second quarter last year.
Income Taxes
There was no income tax expense or recovery for the current period. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the second quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Net loss
The net loss for the three months ended March 31, 2009 was ($1.2) million, compared to a net loss of ($1.0) million for the three months ended March 31, 2008. On a per share basis the net loss in the current quarter were ($0.15) per share compared to a loss of ($0.10) per share last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,558,377 for the current quarter compared to 9,415,316 in the same period last year.

Six Months Ended March 31, 2009 Compared To Six Months Ended March 31, 2008
On a consolidated basis, the net loss for the first six months of fiscal 2009 was ($2.3) million compared with a net loss of ($0.6) million for the first six months of fiscal 2008.
On a fully diluted per share basis the net loss for this year’s first six months was ($0.27) per share compared to a net loss of ($0.07) per share for the same period last year.
Consumer and Retail Branding Segment
Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the six months ended March 31
	(in millions)
	2009	% of total	2008	% of total
By type of service:
Consumer and retail branding	$7.0	100%	$7.5	100%

	2009	% of total	2008	% of total
By customer location:
USA and South America	$3.2	46%	$3.0	41%
Canada	2.5	36%	2.6	34%
Middle East and Asia	1.3	18%	1.9	25%

	$7.0	100%	$7.5	100%

Net revenue for the six months ended March 31, 2009 was $7.0 million, compared to $7.5 million for the six months ended March 31, 2008, a decrease of $0.5 million or 7%. The reason for the decrease in net revenue from last year to this year was mainly reduced spending by clients in the second quarter of fiscal 2009. Client spending patterns vary from period to period and while most customers remain cautious, the Company is focusing on ways to assist their clients with effective and cost efficient branding programs.
Net revenue from U.S. and South American based customers increased by approximately $0.2 million for the first half of fiscal 2009 as compared to the same period last year, while net revenue from Canadian customers decreased by approximately $0.1 million. Net revenue from the Middle East and Asian region decreased $0.6 million in the first six months of 2009 compared to the same period of 2008.
Operating expenses, excluding depreciation, for the first six months of 2009 were $6.9 million, compared with $6.4 million for the first six months of fiscal 2008, primarily as a result of increased labour costs. Expressed as a percentage of revenue, operating expenses for the first half of fiscal 2009 and 2008 were 99.3% and 84.5%, respectively.

Salaries and benefits expenses for the first half of fiscal 2009 were $5.6 million compared to $5.1 million for the first six months last year, an increase of $0.5 million. Salaries and benefits expense as a percent of net revenue was 79.8% for the first half of the current fiscal year compared to 68.0% for the same period last year. Labour ratios were significantly higher in the current period due to a lower revenue base, increased services provided by subcontractors and severance costs for terminated employees. Management continues to actively manage the labour pool to achieve maximum efficiency.
General and administrative expenses were $0.9 million for the current year compared to $0.8 million for the same period last year. Cost increases relate to a combination of additional marketing, business development and client retention initiatives, as well as an increased provision for doubtful accounts.
Occupancy costs for both the current year to date and the same period last year were $0.4 million. Occupancy costs as a percent of net revenue were 6.1% this year compared to 5.9% last year.
Depreciation expense for the six months ended March 31, 2009 and six months ended March 31, 2008 was $0.2 million.
Interest expense was nil for the six months ended March 31, 2008 and negligible for the same period last year.
Merchant Banking Segment
Net investment losses for the Merchant Banking segment were ($0.3) million for the six month period ended March 31, 2009, compared to investment income of $0.5 million for the same period last year. As the Company maintains a significant portion of its portfolio in publicly traded securities, it generated a substantial increase in the value of its investments during the first half of last year, buoyed by an overall market advance in most sectors. In the current fiscal year, the general market was considerably weaker and has resulted in losses for the year to date.
Envoy adopted a somewhat defensive stance in its investments going into the current fiscal year in order to preserve capital and minimize its exposure to volatile markets. This investment approach continued through the first half of the year as there was considerable uncertainty in the markets. Envoy was able to mitigate its losses with an effective strategy related to foreign currency exposure. The Company also made a conscious decision to maintain a larger-than-normal cash position. In addition, investments in derivatives helped the Company restrict its losses to approximately (1.2%) of investment assets in the first half of fiscal 2009. A comparison to general market indices show that the S&P/TSX Composite Index had a negative return of (25.8%) for the first six months of fiscal 2009, while the Dow Jones Industrial Average and S&P 500 had negative returns of (29.8%) and (31.5%), respectively. Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were $0.8 million for the current year and $0.9 for the same period last year. Much of the operating expenses are fixed in nature, thus profitability is typically a function of revenue generated.
Salaries and benefits expenses were $0.8 million for the first half of fiscal 2009 and $0.6 million for the same period last year, while general and administrative expenses were a net recovery of ($0.1) million in the current year, compared to costs of $0.2 million in the same period last year. Currency exposures on foreign expenditures resulted in gains for the current year.
Occupancy costs and depreciation expense were minimal for both the current year to date and the same period last year at approximately $0.1 million.
Corporate
Costs incurred by the Corporate component during the first six months of fiscal 2009 totaled approximately $1.0 million, compared to $1.2 million for the first six months last year. Salaries and benefits expenses were lower by approximately $0.2 million in the current period as a result of a realignment of management responsibilities.
Income Taxes
There was no income tax expense or recovery for the current period. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the first six months. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Net loss
Net loss for the six months ended March 31, 2009 was ($2.3) million, compared to a los of ($0.6) million for the six months ended March 31, 2008. On a per share basis, the net loss in the current period was ($.27) per share compared to a loss of ($.07) per share for the same period last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,558,556 for the current year compared to 9,460,135 for the same period last year.

3. SUMMARY OF QUARTERLY RESULTS

	Q2 2009	Q1 2009	Q4 2008	Q3 2008

Net revenue	$3.0 million	$3.7 million	$(0.3) million	$3.5 million

Net loss:
From continuing operations	$(1.24) million	$(1.04) million	$(8.25) million	$(1.28) million
Including discontinued operations	$(1.24) million	$(1.04) million	$(8.25) million	$(1.28) million

Net loss per share
From continuing operations
Basic	$(0.15)	$(0.12)	$(0.95)	$(0.14)
Diluted	$(0.15)	$(0.12)	$(0.95)	$(0.14)
Including discontinued operations
Basic	$(0.15)	$(0.12)	$(0.95)	$(0.14)
Diluted	$(0.15)	$(0.12)	$(0.95)	$(0.14)

	Q2 2008	Q1 2008	Q4 2007	Q3 2007

Net revenue	$3.3 million	$4.7 million	$4.5 million	$4.3 million

Net earnings (loss):
From continuing operations	$(0.98) million	$0.36 million	$(0.01) million	$0.20 million
Including discontinued operations	$(0.98) million	$0.36 million	$0.36 million	$0.20 million

Net earnings (loss) per share
From continuing operations
Basic	$(0.10)	$0.04	$0.00	$0.02
Diluted	$(0.10)	$0.04	$0.00	$0.02
Including discontinued operations
Basic	$(0.10)	$0.04	$0.04	$0.02
Diluted	$(0.10)	$0.04	$0.04	$0.02

4. COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual obligations at March 31, 2009:

	Total	Due in year 1	Due in year 2	Due in year 3
Operating leases	$797,727	$630,159	$91,968	$75,600
Long term debt	24,492	24,492	—	—

Total contractual cash obligations	$822,219	$654,651	$91,968	$75,600

Amounts due beyond year 1 are significantly lower due to the fact that the Company has not yet committed to an extension of its lease for premises at the Consumer and Retail branding unit. The Company is currently in negotiation to extend the lease which expires April 1, 2010.
5. LIQUIDITY AND CAPITAL RESOURCES
As at March 31, 2009, Envoy had working capital of $22.5 million, compared to approximately $24.5 million as at September 30, 2008. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $19.2 million at March 31, 2009 and $14.5 million at September 30, 2008.
The net change in cash for the current period was a reduction of $3.2 million, compared to a net reduction of $0.7 million last year.
The Company used approximately $1.4 million to fund cash operating losses for the first six months of the fiscal year, compared to a use of approximately $0.2 million in the same period last year.

The net change in non-cash working capital balances was a reduction of approximately $1.8 million for the current period, compared to an increase of $1.9 million for the same period last year. Accounts receivable in the current period provided approximately $2.1 million of cash as a result of collecting some large accounts from major customers. These funds, along with premiums of $1.5 million received from selling derivative instruments were redeployed in the investment portfolio.
The Company’s investment portfolio is highly liquid and currently includes a large cash component. The Company also maintains a revolving credit facility which is available up to a maximum of $2.5 million, none of which was utilized at March 31, 2009. The Company may use the operating line for day-to-day requirements only and has no current or expected future requirements for access to additional credit.
The Company has no significant commitments for future capital expenditures.

6. TRANSACTIONS WITH RELATED PARTIES
In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“ECGM”). As part of the local requirements of incorporation, each of the two directors of ECGM, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost of 5,000 Euros. Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
7. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 22 to the annual consolidated financial statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.
When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

Income Taxes
Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue Recognition — Branding segment
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.
The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete. Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.
Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.
Revenue Recognition — Merchant banking segment
Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Financial Instruments
Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.
HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.
HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income until realized when the cumulative gain or loss is recognized in net income.
Loans and receivables are accounted for at amortized cost using the effective interest method.

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i)	Publicly-traded investments:
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.
Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:
Securities in privately-held companies are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
8. RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions
The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. These fluctuations may affect the ability of the branding segment to generate consistent returns. However, a significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating in over 30 countries around the world. However, despite the Company’s attempts to mitigate risk through diversification, it is widely accepted that the current economic conditions are the most severe in almost 80 years.
The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period. Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth. Investments are usually very liquid and investment horizons consistently monitored. Recent turmoil in the markets has created significant uncertainty for investors and volatility levels are at all time highs. While there have been recent signs of improvement in the market, there is no assurance that this trend will continue.
Client concentration
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the three months ended March 31, 2009, the Company’s top three clients accounted for 52% of its consolidated net revenue, compared to 38% concentration in the top three clients for the first six months of fiscal 2008. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on the Company’s financial results.
Market risk
Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk
Envoy is subject to currency risk through its activities in Europe, the Middle East and the United States. Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy may, at times, use derivative instruments and foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments may not eliminate all risk of foreign currency fluctuations.
International exposure
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Key personnel
Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.
Credit risk
Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at March 31, 2009, Envoy had one customer, who represented 35% of accounts receivable and one customer who represented 32% of accounts receivable as at September 30, 2008.

Future investments
The Company identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.
9. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2009 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.
Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2009.
10. UPDATED SHARE INFORMATION
As at March 31, 2009, there were 8,558,377 common shares of Envoy issued and outstanding, compared to 8,585,636 issued and outstanding at September 30, 2008.

11. OTHER INFORMATION
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.
12. FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE 30 St. Patrick St., Ste. 301 Toronto, Canada M5T 3A3 Telephone: (416) 593-1212 Facsimile: (416) 593-4434	OFFICERS Joseph Leeder President and Chief Executive Officer Andrew Patient Chief Financial Officer	AUDITORS BDO Dunwoody LLP 60 Columbia Way, Suite 400 Markham, Canada L3R 0C9
DIRECTORS Hugh Aird Vice-Chairman North America Edelman	Darlene Soper Secretary	BANKERS RBC Royal Bank 200 Bay Street Toronto, Canada M5J 2J5
John H. Bailey B.Comm, J.D., LL.M Director, Envoy Capital Group Monaco S.A.M.	AUDIT COMMITTEE David Parkes (Chair) Hugh Aird David I. Hull	LEGAL COUNSEL (CANADA) Blake, Cassels & Graydon LLP Box 25, Commerce Court West Toronto, Canada M5L 1A9
Geoffrey B. Genovese President and Director, Envoy Capital Group Monaco S.A.M.	COMPENSATION COMMITTEE David I. Hull (Chair) Hugh Aird David Parkes	LEGAL COUNSEL (USA) Skadden, Arps, Slate, Meagher & Flom LLP PO Box 258, Suite 1750 Toronto, Canada M5K 1J5

David I. Hull (Chairman of the Board) President Hull Life Insurance Agencies Inc. David Parkes President David Parkes and Associates Inc.	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Hugh Aird (Chair) David I. Hull David Parkes TRANSFER AGENT Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Canada M5J 2Y1	INVESTOR RELATIONS E-mail: info@envoy.to Additional information is available on our Web site at www.envoy.to STOCK TRADING INFORMATION Toronto Stock Exchange: ECG NASDAQ Exchange: ECGI